Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1901

Facsimile

(212) 818-8881	(212) 818-8880

email address

nscooler@graubard.com

                April 7, 2006

VIA EDGAR

Mr. John Reynolds

Assistant Director

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	Arpeggio Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed February 10, 2006

File No. 000-50781

Dear Mr. Reynolds:

On behalf of Arpeggio Acquisition Corporation (“Company”), we respond as follows to the Staff’s comment letter dated March 22, 2006 relating to the above-captioned Proxy Statement. Page references in our responses herein correspond to those set forth in Amendment No. 1 to the Proxy Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Mr. Duc Dang. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments (with original page numbers) and provided the Company’s response to each comment immediately thereafter.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

General

1.	We note the disclosure in the Form S-1 that went effective, that you intended to search in Canada as well as the United States because Canada “represents both a favorable environment for making acquisitions and an attractive operating environment.” Additionally, you disclose that Canada has a “lack of competition for business combinations,” an “immature and inefficient market for private companies,” “advantageous valuations,” and a “strong macroeconomic environment.” Considering you did not acquire a Canadian company, please revise your disclosure in the appropriate section(s) to discuss your efforts towards searching for a target company in Canada. Discuss why, after highlighting for investors the benefits of Canadian companies, you chose to combine with a U.S. company.

In the appropriate Sections, please revise to clarify if you were able to obtain all the benefits as those that you claim would accompany a Canadian company by acquiring Hill International (Hill), which has 22 offices, but none of which are located in Canada.

We have added disclosure at appropriate places in the proxy statement to address Arpeggio’s review of potential Canadian candidates. It was always Arpeggio’s intention, however, to consider United States candidates on an equal basis, which we believe is quite clear from the Form S-1. The information in the Form S-1 that specifically addressed the Canadian business climate was included not because it was better than the business climate in the U. S., but rather in the belief that readers would likely not be as familiar with the matters discussed in the context of Canadian companies as they would be in the context of United States companies. As is described in the proxy statement, Arpeggio did indeed consider a number of Canadian companies but ultimately determined that Hill was the most attractive target company.

2.	Please revise all information in the prospectus to be as of the most recent date practicable. For example, update the amount held in the trust fund as disclosed on page 41 from the amount shown as of September 30, 2005.

All information in the proxy statement has been revised to reflect the most recent date practicable.

Questions and Answers, page 2

3.

In the penultimate question on page five, we note that insiders are only obligated to vote shares they held prior to your IPO in accordance with the majority of the shares voted. Please revise to clarify if insiders are reserving the right to vote shares acquired otherwise in any manner they chose. If so,

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

please clarify grid explain under what circumstance an insider would recommend a business combination yet vote against it.

We have revised the section entitled “Questions and Answers” to indicate that, in accordance with their recommendations, the insiders will vote any shares acquired after Arpeggio’s initial public offering for all of the proposals.

4.	In the first question on page eight, we note that if you are not able to consummate this merger, that you would have to find another target by June, 30, 2006. It is not clear how that is the case. If this merger fails, you are beyond the 18 months period and do not have another letter of intent. The disclosure on page 29 of your Form S-1 states that the six month extension is to complete “the business combination contemplated by the letter of intent.” Please revise to explain how your assertion that you are not required to liquidate if this merger cannot be completed is accurate and reconcile with the disclosure in your Form S-1.

The relevant disclosures have been revised to state that Arpeggio will be liquidated if the merger with Hill is not completed by June 30, 2006.

5.	In the penultimate question on page eight, please revise to clearly state that any conduct besides an “affirmative vote” against the Merger Proposal “prevents” shareholders from exercising their conversion rights.

We have revised the section entitled “Questions and Answers” to indicate that any conduct besides an affirmative vote against the merger proposal prevents stockholders from exercising their conversion rights.

Summary, page 11

6.	In discussing the interest of your management in this transaction, please revise to disclose the price at which they purchased the shares and warrants they currently own. Also, identify the “persons” that have purchased the warrants in the open market and whether all of the warrants disclosed here were purchased pursuant to the arrangement disclosed on page 40 of your Form S-1.

We have revised the section entitled “Summary – Interest of Arpeggio Directors and Officers in the Merger” to indicate the purchase price of the shares and warrants acquired by Arpeggio’s officers and directors prior to Arpeggio’s initial public offering. We have also revised the prospectus to disclose that the warrants were purchased pursuant to a written agreement between Mr. Rosenfeld and EarlyBirdCapital, Inc., entered into in connection with the IPO.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

7.	We do not understand the disclosure on page 19 that Messrs. Rosenfeld and Ajdler “may” receive certain forms of compensation for their service to the company in the future. Please revise to clarify if there is a possibility that both persons would perform their duty on a compensation free basis. If not, please revise your disclosure accordingly.

We have changed the “may” in question to “will” to indicate that, if the board of directors determines to compensate its non-executive directors in some manner, Messrs. Rosenfeld and Ajdler will receive such compensation.

8.	In the last bullet point on page 19, please revise to quantify the amount Mr. Rosenfeld would be personally liable for should this merger fail.

The requested revision has been made at this point and elsewhere in the proxy statement where the issue is discussed.

9.	We note that the adoption of the merger proposal, name change amendment, capitalization amendment and article sixth amendment all require approval by a majority of the outstanding shares of the company’s common stock, while the stock option plan proposal requires the approval of a majority of the shares of the company’s common stock represented in person or by proxy and eligible to vote on the proposal at the meeting. Please add disclosure to clarify and explain the purpose(s) for such differences and how such differences impact the voting requirements in order to adopt each of the proposals.

We have added disclosure addressing the reasons for the different vote requirements following the bullet points in the subsection entitled “Quorum and Vote of Arpeggio Stockholders.” The paragraph following the new text, the subject of which is also addressed in other appropriate places in the proxy statement, further addresses the issues raised by the comment.

10.	In an appropriate place in the prospectus, provide disclosure to discuss the reason(s) why certain of the stockholders of Hill have executed the Merger Agreement.

The Signing Stockholders were required by Arpeggio to be parties to the Merger Agreement to assure that all corporate formalities as to the approval of the Merger Agreement were accomplished by the execution of the document. The requested disclosure has been made in the section entitled “Summary of the Merger - Approval of the Hill Stockholders.”

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

Risk Factors, page 28

11.	We note that you have had losses in your last two fiscal years. Please revise to address the risk associated with your recent experience with losses.

The Risk Factor section has been revised to include a risk that addresses this matter. We call your attention to Hill’s 2005 financial statements included in Amendment No. 1, which reflect a profitable year.

12.	Risk factor one, which addresses the risk of an economic downturn, is a risk that affects companies in and outside of your industry. Please revise to clarify how the risk is specific to you or remove.

We have revised the risk factor to include a more specific explanation of the possible impact an economic downturn could have on spending in the construction industry, Hill’s clients and Hills business. The revised risk factor emphasizes the fact that capital spending on construction generally declines in an economic downturn, which is a factor that would specifically affect companies in the construction management business such as Hill.

13.	Please revise risk factor four to clarify if all of your contracts with government entities are able to be terminated unilaterally. Additionally, clarify if contracts with non-governmental parties are able to be terminated unilaterally.

The risk factor has been revised as requested.

14.	In risk factor seven, please revise to quantify the “significant portion” of Hill’s revenues that are generated through fixed-price contracts.

The risk factor has been revised as requested.

The Merger Proposal, page 41

15.	For holders of your shares in “street name” please revise to discuss how they would exercise their conversion rights. If such holders do not vote resulting in a “broker non-vote” will they be entitled to conversion rights and if so, how will they exercise their conversion rights? Do they have to go through their brokers?

We currently indicate in the section entitled “Special Meeting of Arpeggio Stockholders – Abstentions and Broker Non-Votes” how shares held in street name would exercise their conversion rights. Accordingly, we have made no revisions to the proxy statement.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

16.	In conjunction with comment one, please revise to provide a more detailed timeline of your activities from the consummation of your IPO till the introduction to Hill. When referring to the various companies you have considered discuss the size, industry and ultimate reasons for not pursuing those companies.

The requested revision has been made.

17.	We note that management’s experience is primarily in the investment industry. Please revise your disclosure here to discuss how management was able to perform due diligence of the companies it reviewed, including Hill, in light of the lack of experience they have managing such companies.

The requested revision has been made.

18.	On page 26 of your Form S-1, we note a list of factors that management was going to consider. We also note that you were not able to further discuss those factors because you did not have a specific target in mind. Please revise to supplement your disclosure on pages 44 and 45 to discuss each factor listed in your S-1 and explain how you evaluated Hill based on those factors.

The requested revision has been made, which also includes information pertaining to the factors noted in your Comment 84. Information regarding certain of the factors referred to in the Form S-1 has not been included as such factors are not relevant in the context of the transaction with Hill.

19.	Considering management is recommending that shareholders vote for the merger, please revise to provide more detail regarding management’s evaluation of the company. Since investors are not to rely upon the Capitalink opinion, they need to fully understand management’s though process and evaluation criteria in making the recommendation that shareholders vote “for” the merger.

The requested revision has been made.

20.	We note that your shareholders will be contributing approximately $36 million to receive approximately 37 percent of the resulting company. We also note that Hill has net assets of approximately $7.8 million and will own approximately 63 percent of the resulting company. Also, Hill has had losses during the last two fiscal years. In discussing how management arrived at the determination that the transaction “appropriately reflected Hill’s value,” please address the noted disclosure.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

The noted disclosure has been addressed in the referenced discussion.

21.	On page 42, please revise to clarify how David Boris became acquainted with Hill and was aware of Arpeggio’s search for an operating business. Also, we note that Morgan Joseph took part in the conversions you had with Hill. Please revise to discuss here what Morgan Joseph’s role was in this transaction.

The requested revisions have been made.

22.	On page 45, we note that management considered Hill’s business plan in arriving at their conclusion to recommend the merger. Please revise to clearly discuss Hill’s business plan and in particular how the funds in the trust fund will be spent. In your Form S-1, you were not able to disclose the use of those proceeds because you dial not have a specific target in mind. However, considering your current circumstance, investors should be advised as to how the resulting company intends to use the proceeds in making their decision to vote on the transaction.

The discussion has been revised as requested.

23.	At the bottom of page 46, please revise to disclose the amount of reimbursements you have or will have to pay to Capitalink.

The requested revision has been made.

Fairness Opinion, page 46

24.	Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Capitalink and you or your affiliates. See Item 1015 of Regulation M-A.

No such material relationship exists or existed during the past two years other than the engagement of Capitalink to provide the fairness opinion with respect to the Hill transaction, which relationship and the compensation related thereto are set forth in the fairness opinion discussion. Accordingly, no change has been made in response to this comment.

25.	We note the projections relied upon in the fairness opinion. Clarify that these projections were used solely in rendering the fairness opinion and that investors should not place undue reliance upon projections. Also, in the introductory of this section, clearly disclose the source of the projections used in Capitalink’s calculations.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

The requested clarification has been inserted at the end of the second paragraph following the initial set of bullet points in the “Fairness Opinion” subsection. The source of the projections (Hill) has also been disclosed.

Hill Financial Review page 49

26.	On page 49, you state, “As part of this analysis, Hill’s revenue and earnings are adjusted to remove any unusual or extraordinary sources of revenues and expenses.” Please tell us exactly what is meant by “unusual or extraordinary” in this context. Explain your basis for the following statement, “The adjustments provide a more accurate portrayal of Hill’s underlying operating earnings and financial performance.”

The requested clarification and explanation has been inserted in the third bullet in the “Hill Financial Review” subsection.

27.	Revise the first bullet point to clarify that the amounts disclosed represent revenue less reimbursable expenses. The current disclosure says “revenue, which excludes reimbursable expenses.” Also, explain the calculation of the “compound average annual growth rate.”

The requested clarification of “net revenue” has been made as the first bullet in the “Hill Financial Review” subsection and “net revenue” is now utilized throughout the “Fairness Opinion” subsection. In addition, the requested clarification of CAGR has been made in the same first bullet.

28.	Revise to define “normalized” EBITDA, as referenced in the third bullet point. We note the decrease in EBITDA from 2002 to 2004 appears significantly larger than the decrease in “normalized” EBITDA discussed in this bullet point. Please tell us the reasons for this difference.

The requested clarification has been inserted in the third bullet in the “Hill Financial Review” subsection

29.	Revise to explain whether “EBITDA margins” disclosed in the fourth bullet were calculated using the “adjusted” amounts described earlier. Provide us with a schedule supporting the calculations.

The requested explanation noting that EBITDA as used throughout the “Fairness Opinion” subsection is on a normalized basis has been inserted in the third bullet in the “Hill Financial Review” subsection. The material normalizing items have been disclosed within the new language.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

Discounted Cash Flow Analysis, page 50

30.	Expand the discussion of the discounted cash flow analysis to explain why you believe an assumption of net revenue growth of 25% for every year from 2005 to 2008 is reasonable givers the growth in revenue, less reimbursable expenses, of 12% arid 17% in 2004 and 2003. On page 51, you refer to “25% revenue growth.” Please revise each .reference in this section to clarify if the assumption is referring to growth in “revenue, less reimbursable expenses” or “revenue” or some other measure.

The requested clarification has been inserted in the third paragraph in the “Discounted Cash Flow Analysis” subsection. As discussed above, all revenue references in the “Fairness Opinion” subsection have been amended to reflect “net revenue.”

31.	While operating income as a percentage of revenue is 7% during the nine months ended October 1, 2005 (as well as the LTM at that time), operating income is one percent or less for the fiscal years 2002 to 2004. Please expand the discussion on page 50 to explain why an operating profit margin of 8.4% to 12.1% was used for 2005 to 2008 in the cash flow analysis.

The requested clarification has been inserted in the third paragraph in the “Discounted Cash Flow Analysis” subsection.

Comparable Company Analysis, page 51

32.	Please revise to clearly disclose whether the amounts disclosed for Hill in this section, including LTM revenue of $75.2 million and LTM EBITDA margin of 9.6%, discussed on page 51, and the multiples discussed on page 52, were calculated using “adjusted” members, as discussed on page 49. If so, please explain whether the measures attributed to the comparable companies’ were adjusted using an identical method. If not, please explain why these numbers are comparable.

The requested clarification and explanation has been inserted as the third new paragraph in the “Comparable Company Analysis” subsection.

33.	Please revise to explain the source of the 30.2% and 33.3% projected growth for EBITDA and net income for FY2006.

The requested clarification has been inserted as the sixth paragraph in the “Comparable Company Analysis” subsection.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

The Merger Agreement

34.	Please revise to clarify if the signing stockholders are the only stockholders of Hill.

The requested clarification has been made. As stated therein, since the merger agreement was signed, certain employees executed options and have become stockholders of Hill. The discussion of Hill’s stockholders has been changed in all appropriate places to reflect this.

35.	In discussing the $500,000 threshold on page 65, please revise to clarify if that is in the aggregate or per claim.

The requested revision has been made. The threshold is in the aggregate.

36.	On page 67, we note that Hill entered into an Engagement Letter dated September 29, 2005 with Morgan Joseph to act as your advisor in connection with the merger. It is not clear how the dates reconcile considering Hill was not introduced to you until October of 2005. Please advise and revise to clarify.

We have changed the text in question to read: “On September 29, 2005, Hill entered into an Engagement Letter with Morgan Joseph & Co., Inc. (“Morgan Joseph”) whereby Hill engaged Morgan Joseph to serve as its exclusive financial advisor in connection with the possible sale of Hill or a possible equity financing by Hill.” We believe this revision makes it clear that the engagement by Hill was for purposes broader than the merger with Arpeggio, which subsequently resulted from such engagement.

37.	It is not clear how you intend to determine the value of the consideration Hill will receive. Please revise to clarify this aspect of the compensation arrangement for Morgan Joseph.

The text in question has been clarified as requested.

38.	Please revise to clarify the disclosure that included in the consideration to determine the 1.25 percent that Morgan Joseph will receive “is the value of Hill’s long-term debt continued in the merger.”

Please see changes made in response to comment 37.

39.	Revise to disclose the amount of Morgan Joseph’s expenses that will have to be reimbursed.

Please see changes made in response to comment 37.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

Business of Hill, page 81

40.	In addition to the comments below, to the extent that you are able to provide additional disclosure that would aid your shareholders understanding of Hill, please revise to include such disclosure. We are aware that Item 14(c) of Schedule 14A refers to Item 17 of Form S-4 and-requests a “brief description” of the business to be acquired. However, your current shareholders own shares of a shell company whose only purpose is to combine with another company. As such, those shareholders never had the opportunity to evaluate the merits of the resulting company. Please revise accordingly or advise.

Appropriate disclosures have been made throughout the section entitled “Business of Hill” to aid an Arpeggio stockholder’s understanding of Hill and its business.

41.	Considering Hill has consummated seven acquisitions since 1998, please revise to explain how their “business has grown principally through organic growth.” How much revenue did each business add to Hill’s? Was the aggregate amount of assets of all seven businesses less than Hill’s assets prior to those mergers?

We have revised the entire discussion under the heading “Acquisitions” to address the issues raised.

42.	Please revise to fully explain Hill’s business. Define your use of the term “management services.” Discuss the activities Hill undertakes for its clients in both of the business segments.

The discussion of these matters has been significantly expanded, as requested.

43.	Please revise to provide the time line for the seven acquisitions so that investors can understand how Hill has grown over the years.

This has been addressed as part of the response to comment 41.

44.	Please revise to clarify how Hill was “indirectly retained” by FEMA.

We have deleted the original second paragraph under the heading “Construction Industry Background,” which had previously referred to FEMA, PennDOT and ISTHA.

45.	Please revise to discuss the economic implication of being “retained” by the Pennsylvania Department of Transportation and Illinois State Toll Highway Authority.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

Please see response to comment 44.

46.	Considering that Hill’s clients are primarily governmental entities, please revise to discuss the process of acquiring their business. Is there a formal bid process? Do you have to perform any marketing of your service offerings?

The discussion under “Clients” on has been revised to address this comment.

47.	It is not clear how Hill uses subcontractors considering they provide consulting services. Are the subcontractors consulting the clients on Hill’s behalf. If so, how is quality of service ensured?

We have added an additional paragraph as the second paragraph under the heading “Employees” to describe Hill’s use of subcontractors.

48.	Please expand the discussion of backlog, on page 85, to disclose whether the amounts include unfunded backlog on incrementally funded contracts and clarify the nature of amounts included for ID/IQ contracts and contracts with option years. Tell us why you have not disclosed the amount of funded backlog (unfilled firm orders for products and services for which funding has been both authorized and appropriated by the government) on page 85, in MD&A on page 102 and in the notes to the financial statements for both Hill and SBH.

We have revised the disclosure on Hill’s “Backlog” under that heading to address this comment. The amount of funded backlog is now disclosed in all of the referenced places in the proxy statement. Funded backlog is not discussed in the notes to Hill’s financial statements. All of SBH’s backlog is funded, as indicated in note 7 of its financial statements.

49.	Please revise to further discuss the status of each legal proceeding that Hill was involved in and update such status in the next filing.

The disclosure in the third paragraph under “Legal Proceedings” on page 78 regarding the Wartsila litigation has been revised and updated. The status of the other legal proceedings has not changed since the date of initial filing of the preliminary proxy statement.

Hill’s Management’s Discussion and Analysis of Financial Condition, page 87

50.

Please revise the overview section to provide an executive overview by Hill’s management to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

position, liquidity, plan of operations and results of operations. In an. effort to assist you in regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

The opening discussion in the MD&A section has been revised to include text that describes the key trends in Hill’s business.

Results of Operations, page 89

51.	You attribute the increase in overseas project management revenue during the nine months ended October 1, 2005, to “continued successful business development efforts.” Please explain the nature of these efforts and how they resulted in the increased revenue discussed.

Hill has experienced significant growth in its overseas operations in the past three years and expects this trend to continue. This growth has been fueled by the growth of overseas construction projects, particularly in the Middle East, and the smaller number of competitors who provide project management and construction claim resolution services overseas. This explanation has been added to the opening paragraphs of the MD&A.

52.	Please revise to further discuss the “shift in focus” that Hill has utilized. Explain how this will affect both segments of your business. Will you reach a point in which you will exit the construction claims segment of your business?

The explanation has been revised to take out reference to a “shift in focus.” Language has also been added to the opening paragraphs of the section to disclose that Hill intends to continue providing both project management and construction claims services but expects project management to grow faster organically.

53.	Please revise to discuss your efforts to grow your project management revenue in the U.S. that lead to Hill’s acquisition of the new contract with the New York City Department of Design and Construction.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

The following disclosure has been added to the MD&A: “Hill was able to obtain the New York projects through responses to RFPs (Requests for Proposals); based on its reputation and expertise, Hill was selected for the projects.”

54.	On page 91, we note that Hill increased its use of subcontractors. Please revise to explain the need for contractors and whether this need will be recurring every time you receive additional work.

The MDA has been revised to indicate a number of reasons why Hill uses subcontractors, including to provide at-risk construction services on contracts where such work is required by a client (generally known as “CM/Build” contracts). These are services that Hill does not provide other than through subcontractors. The use and the extent of the use of subcontractors varies from project to project; however, Hill does not expect to use subcontractors on the majority of its contracts.

55.	We note that the RLRE increased during the compared periods for the construction claims segment even though revenue for that segment decreased. Please revise to discuss the reason why the reimbursable expenses associated with the construction claims segment decreased at a greater rate than the revenue decrease.

The MD&A has been expanded to explain why the reimbursable expenses associated with the construction claims segment decreased at a greater rate than the revenue decrease. As indicated in the revised MD&A, it is due to the effects of an unusually large amount of reimbursable expenses in 2004 in connection with two large government assignments that required a significant number of outside consultants and substantial expenditures with an outside firm to manage and control documents.

56.	We note that the reimbursable expenses for the project management segment increased at a faster rate than revenue growth. Please revise to discuss the reason(s) associated with the noted disclosure.

The MD&A has been revised to explain that the reimbursable expenses for the project management segment increased at a faster rate than revenue growth primarily because of a $15,260,000 increase in reimbursable subcontractors’ fees in New York where several new projects started in late 2004 and early 2005.

57.	Please advise why the “Tickets.com litigation” is not disclosed on page 86.

Because Hill is a plaintiff in the Tickets.com litigation, and not a defendant, Hill believes that there is no financial risk to it requiring disclosure in the Legal Proceedings section.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

58.	In the description of Hill’s business, please revise to elaborate on the relationship with Stanley Banker Hill, LLC.

Please see the third paragraph under the header “Employees” regarding Stanley Baker Hill, LLC. In addition, please see the additional disclosure on Stanley Baker Hill, LLC included in the MD&A.

Liquidity and Capital Resources, page 99

59.	Please expand the discussion of the increase in accounts receivable on page 101 to explain the relationship between receivables and revenues. It appears that at year end, receivables constitute more than three months sales.

The liquidity and capital resources section of the MD&A had been revised. The revised disclosure indicates that because revenue grew in both years, the final quarter’s revenue is greater than the average revenue per quarter. Therefore, it could appear that receivables are greater than revenue for the average quarter when the year as a whole is considered.

60.	Please revise to identify the credit facilities Hill utilizes. Update the status of the credit line that was amended to extend the due date till February 28, 2006.

The revised liquidity section of the MD&A, included in Amendment No. 1 to the proxy statement, identifies the credit facilities that Hill utilizes.

61.	Revise to discuss the interest rate at which Hill borrows from their credit facilities.

The revised liquidity section of the MD&A, included in Amendment No. 1 to the proxy statement, discloses the interest rate at which Hill borrows from its credit facilities.

Backlog, page 102

62.	The second paragraph under the heading “Backlog” on page 102 discusses fixed price and time and materials contracts. Please clarify whether amounts related to cost-plus contracts are included in the disclosed backlog amounts.

The discussion under the heading “Backlog” has been revised to make it clear that cost-plus contracts are included in Hill’s backlog.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

Directors and Executive Officers of Arpeggio, page 104

63.	Please revise to disclose the time frame Irvin Richter was associated with the listed entities.

We have revised the biographies of Mr. Richter and our other directors and officers to incorporate the Staff’s comments 63, 64 and 65.

64.	Please revise to briefly discuss the line of business of Greyhawk North America, Inc.

Please see response to comment 63.

65.	If you elect to retain biographical disclosure beyond the previous five years, such disclosure should be complete. Please revise accordingly.

Please see response to comment 63.

Beneficial Ownership of Securities, page 110

66.	We note the absence of disclosure regarding current Hill shareholders. Please revise your disclosure here to take into account the shares to be issued as part of this business combination.

The beneficial ownership table has been revised to include this information.

67.	We note the exclusion of the warrants in calculating the figures to be disclosed in this section. The warrants are exercisable upon the completion of the business combination. Please advise why the completion of the business combination would have to take place beyond 60 days after the date of this document.

The warrants are not included in the table showing beneficial ownership prior to the consummation of the merger even though the merger will likely take place within 60 days of the date to be shown because at such date the closing of the merger will still be contingent upon stockholder approval and other conditions. The number of shares issuable on exercise of warrants but excluded from the number shown in the table is disclosed in the footnotes to this table. The table showing beneficial ownership upon consummation of the merger includes shares issuable upon exercise of the warrants, which are similarly disclosed in the footnotes.

Certain Relationships and Related Transactions, page 114

68.	Please revise to disclose the reimbursements made to your initial shareholders.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

This information has been disclosed in the Amendment.

69.	We note the history of loans made to Hill’s principal stockholders and the disclosure in Note 11 on page F-11. Please revise to clarify if Hill intends to continue this practice of making loans to its officers and directors.

We have revised the disclosures to clarify that Hill does not intend to make, maintain or renew any further loans to Mr. Richter, or to any of its executive officers (or equivalent thereof) or directors, nor does it intend to arrange for the extension of credit to any of its executive officers (or equivalent thereof) or directors.

Financial Statements, page F-1

70.	Your attention is directed to item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

The financial statements and related disclosures have been updated as required.

Report of Independent Registered Public Accounting firm, page F-17

71.	The scope paragraph of this audit report states “we also did not audit the January 1, 2005 balance sheet of Hill International Middle East Operations.” Please tell us if this means Amper Politziner & Mattia PC did audit the statement of operations and other financial statements of Hill International Middle East Operations for the period ending January 1, 2005.

Amper, Politziner & Mattia PC audited the statements of operations, stockholders’ equity, comprehensive income and cash flows of Hill International Middle East Operations for the period ending January 1, 2005.

72.	For each subsidiary, separate audit reports are required by Article 2-05 of Regulation S-X for each period that was not audited by the principal accountant. Please tell us the dates the accounts of both Hill International (UK) Limited and Hill International Middle East Operations were included in the consolidated financial statements of Hill. Tell us whether the principal accountant audited the financial statements of Hill International (UK) Limited and Hill International. Middle East Operations for periods prior to the year ended December 31, 2004. Tell us whether the principal accountant audited the statements of operations and cash flows of Hill International Middle East Operations for the year ended December 31, 2004, as well.

Hill International (UK) Limited was incorporated on May 11, 1998 and there have been operations in the Middle East since the mid 1980s. Amper, Politziner &

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

Mattia PC audited the financial statements of Hill International (UK) Limited and Hill International Middle East Operations for periods prior to the year ended January 1, 2005. Amper, Politziner & Mattia PC audited the statements of operations and cash flows of Hill International Middle East Operations for the year ended January 1, 2005.

Independent Auditor’s Report, page F-1

73.	This audit report states the firm conducted their audit in accordance with International Standards on Auditing. All audits of financial statements filed with the Commission must be conducted in accordance with U.S. GAAP. Please revise accordingly.

Amper, Politziner & Mattia PC performed additional procedures on the January 1, 2005 balance sheet of Hill International Middle East Operations and will no longer make reference to the use of another auditor. Therefore, the audit opinion of Deloitte & Touche ME is not included in Amendment No.1. Amper, Politziner & Mattia PC’s audit opinion has been updated to reflect this change.

Note 1 - Summary of Significant Accounting Policies, page F-25

74.	In the discussion of the stock option plan in the interim and annual footnotes on pages F-G and F-31, you state the pro forma amount under SFAS 123 is “de minimus.” Please tell us the calculated dollar amount of stock-based employee compensation cost that would have been recorded in each period if the fair value based method had been applied to all awards. Tell us the method used to calculate fair value and the assumptions used.

Hill’s financial statements include the effects of adopting SFAS 123(R) effective 1/2/05 and include the additional required disclosures. See note 2 of notes to the consolidated financial statements.

Note 11 - Stock Options, page 9

75.	Please revise to disclose the weighted-average grant-elate fair value of options granted during the year, as required by paragraph 47(b) of SFAS 123. Provide a description of the method and significant assumptions used during the year to estimate the fair values of options, including risk-free interest rate, expected life, expected volatility, and expected dividends. Refer to paragraph 47(d) of SFAS 123.

Hill’s financial statements include the effects of adopting SFAS 123(R) effective 1/2/05 and include the additional required disclosures. See note 11 of notes to the consolidated financial statements.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

Note 19 – Contingencies, page F-44

76.	With regard to the guarantee of Mr. Richter’s personal loan of $1,850,000, please disclose the date the guarantee was entered into and provide all disclosures required by FIN 45.

Mr. Richter has a personal loan of $1,850,000 with a bank. As collateral for this loan, on August 10, 2004 Hill assigned $1,850,000 of potential life insurance proceeds to the bank that would be payable to the Hill upon Mr. Richter’s death. In addition, on April 5, 2005 Hill pledged, in the event of a default, to buy back from the lender 500,000 shares of Hill common stock which has been pledged by the shareholder as collateral for the loan. Hill agreed to buy back the stock for an amount equal to the balance of the loan at the time of the default. Under the merger agreement, all guaranties and other contingent obligations of Hill with respect to Mr. Richter’s obligations to the bank are to be terminated prior to the closing of the merger.

Guarantees are defined in part under FIN 45 as “contracts that require the guarantor to make payments . . . to the guaranteed party based on another entity’s failure to perform . . . .” In the instance of the assignment of the life insurance proceeds, Hill will not be obligated to make any payments to the bank, rather the bank will receive proceeds from the life insurance. In the instance of the stock buyback agreement, while Hill would be required to make a payment, unlike a guarantee where the guarantor receives no consideration in return, Hill would be receiving common stock with a current value in excess of the loan balance in return for a payment of no more than $1,850,000. Because Hill would either not be making a payment (in the case of life insurance proceeds) or be receiving value greater than the payment (in the case of the buyback agreement), Hill does not believe the arrangement is a guarantee as defined in FIN 45 and no accounting for the transaction is required unless or until the exchange envisioned under the arrangement actually occurs.

The arrangements will be terminated prior to the closing of the merger.

The Note disclosure in Note 19 of Hill’s 2005 financial statements has been expanded to more fully describe the transaction.

Financial Statements of Stanley Baker Hill, page F-48

77.

We note Schneider Downs & Co., Inc. is registered with the PCAOB. Please tell us whether the auditor performed the audit of SBH in accordance with the Board’s standards. If so, the report should be revised so that the second paragraph states the engagement was performed in accordance with “the standards of the Public Company Accounting Oversight Board (United

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

States),” as required by PCAOB auditing Standard No. 1. Refer to SEC release 33-8422.

For Hill’s fiscal year ended December 31, 2005, SBH was not a Significant Subsidiary as that term is defined in Regulation S-X, Rule 3-09. When Schneider Downs & Co., Inc. performed its audit of SBH for SBH’s 2004 fiscal year, (1) Hill had not had any contact with Arpeggio, (2) there was no requirement that the 2004 audit be performed in accordance with the PCAOB standards, and (3) the 2004 audit was not performed in accordance with the PCAOB standards. SBH was then and is expected to remain a non-issuer. Per the matrix developed by the AICPA SEC Regulations Committee in its joint meeting with the SEC staff on June 15, 2004 to clarify the PCAOB registration requirements and reports to which PCAOB Standard No. 1 applies, we believe that the audit report of Schneider Downs & Co., Inc. of SBH for its 2004 fiscal year does not need to be in accordance with PCAOB standards. SBH’s financial statements for its 2004 fiscal year are included in the proxy to comply with S-X Rule 3-09.

78.	Please provide a note to the financial statements explaining the ownership percentages for each of the joint venture partners.

Additional disclosure has been added to Note 1 of the financial statements.

79.	Please provide a note to the financial statements disclosing the components and mature of the amounts for prepaid expenses at each balance sheet date.

Additional disclosure has been added to Note 8 of the financial statements.

80.	Please file interim statements of cash flows of SBH, LLC for the periods specified in section 3-09(b) of Regulation S-X.

As of December 31, 2005, SBH no longer meets the tests of a Significant Subsidiary per S-X Rule 3-09; therefore, separate financial statements as of December 31, 2005 are not included in Amendment No. 1.

81.	Please provide appropriate footnotes to the interim financial statements of SBH, LLC.

As of December 31, 2005, SBH no longer meets the tests of a Significant Subsidiary per S-X Rule 3-09; therefore, separate financial statements as of December 31, 2005 are not included in Amendment No. 1.

Form 8-K dated December 5, 2005

82.	Please explain to us why you included unaudited financial statements in Exhibit 99.2 to the Form 8-K filed on December 5, 2005, when the audit

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

report is dated June 30, 2005. Refer us to the disclosure in the Form S-K that explains the purpose of Exhibits 99.2 and 99.3. Provide us with a schedule reconciling the amounts shown for operating profit and EBITDA in the statement of operations on page 2 of Exhibit 99.2 to amounts presented in the audited financial statements.

As is noted in the Form 8-K (and in the press release filed as Exhibit 99.1 thereto), the financial statements included in the Form 8-K (and in the press release) “were prepared by Hill as a private company in accordance with United States generally accepted accounting principles and may not be in compliance with Regulation S-X.” Because they contained information that was extracted from financial statements that were audited on a private company basis and were not the full audited statements, no accountants’ report could be included in either the Form 8-K or the press release and we were advised that such financial statements must be designated as being unaudited. The financial statements included in the proxy statement were audited and are intended to comply with Regulation S-X.

The purpose of including the financial statements (Exhibit 99.2) in the Form 8-K was twofold – to provide this information to the public as part of the disclosures regarding Hill and its business included under Item 7.01 – Regulation FD Disclosure, and which is evidenced by the disclosure quoted above, and also to enable such information to be distributed in the presentations to Arpeggio stockholders referred to in the first paragraph of the capitalized text immediately following the cover page of the Form. This latter purpose is also the reason for including the Slide Show Presentation (Exhibit 99.3) in the Form 8-K, which is likewise addressed by the first paragraph of the capitalized text immediately following the cover page of the Form.

As indicated in the footnotes to the financial statements included Exhibit 99.3 to the Form 8-K (and also in the Press Release that was Exhibit 99.1 to the Form 8-K), those financial statements included a line adding back to EBITDA certain expenses that were felt to be unusual and of a non-recurring nature not related to Hill’s business, to arrive at a line designated as “Adjusted EBITDA.” This was done to provide an indication of what EBITDA would have been had circumstances been usual in the years covered. Also, expenses that were presented as other expenses on page 2 of Exhibit 99.2 were reclassified to Selling General & Administrative expenses in the audited financial statements.

We also refer you to the financial statements included as exhibits to our Form 8-K/A filed with the SEC on January 4, 2006.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

The following is a reconciliation of the relevant items between those shown in Exhibit 99.2 and those shown in the audited financial statements.

	Operating Profit
	2004	2003	2002
Amounts shown on page 2 of Exhibit 99.2 of Form 8-K	1.7	1.7	1.7
Reclassification of other expenses to SG&A	(1.8)	(2.0)	(1.2)

Amounts presented in the audited financial statements	(0.1)	(0.3)	0.5

Below is a reconciliation of net (loss) income per the audited financial statements to EBITDA on page 2 of Exhibit 99.2. The 2002 column is off by 0.1 because of rounding in the Form 8-K financial statements.

	EBITDA
	2004	2003	2002
Net (loss) income per the audited financials	(0.4)	(0.5)	—
Interest	0.6	0.6	0.5
Taxes	(0.3)	(0.4)	—
Depreciation	0.7	0.7	0.7
Amortization	0.1	0.5	0.8
Other Expense	1.8	2.0	1.2

EBITDA shown on page 2 of Exhibit 99.2 of Form 8-K	2.5	2.9	3.2

83.	Please provide us with a schedule supporting the calculation of the amounts of EBITDA and EBIT on the income statement on page 21 of the presentation in Exhibit 99.3. Reconcile the amounts used in the calculations to amounts presented in the audited financial statements included in the Schedule 14A. Explain to us the reason for any differences.

Following is a schedule supporting the calculation of the amounts of EBITDA and EBIT on the income statement on page 21 of the presentation in Exhibit 99.3, as

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

well as a reconciliation of the amounts used in the calculations to amounts presented in the audited financial statements included in Schedule 14A.

	EBITDA
	2004	2003	2002
Net (loss) income per the audited financials	(0.4)	(0.5)	—
Interest	0.6	0.6	0.5
Taxes	(0.3)	(0.4)	—
Depreciation	0.7	0.7	0.7
Amortization	0.1	0.5	0.8
Other Expense	1.8	2.0	1.2
Non-recurring Adjustments	1.2	0.8	0.9

EBITDA shown on page 21 of Exhibit 99.3 of Form 8-K	3.7	3.7	4.1
Depreciation	(0.7)	(0.7)	(0.7)
Amortization	(0.2)	(0.5)	(0.8)

EBIT shown on page 21 of Exhibit 99.3 of Form 8-K	2.8	2.5	2.6

As you will note, the above reconciliation includes the line for “Non-recurring adjustments” referred to in our response to comment 82, which addresses the reasons for the differences.

84.	In the slideshow attached to your Form S-K, we note the assertion that there are “high barriers to entry [that] create sustainable competitive advantage/ high return on capital business.” Additionally, we note the assertion of “favorable industry dynamics” and “attractive valuation.” Please revise the proxy to substantiate these claims.

Substantiating discussion has been included in the section entitled “The Merger Proposal Arpeggio’s Board of Directors’ Reasons for the Approval of the Merger.” Please also see our response to comment 18.

Mr. John Reynolds

Securities and Exchange Commission

April 7, 2006

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Noah Scooler
Noah Scooler